EXHIBIT 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description summarizes selected information regarding our capital stock, as well as relevant provisions of: (i) our amended and restated certificate of incorporation; (ii) our amended and restated bylaws; and (iii) the General Corporation Law of the State of Delaware (the “DGCL”). The following summary is qualified in its entirety by, and should be read in conjunction with, the amended and restated certificate of incorporation and the amended and restated bylaws, copies of which have been filed as exhibits to our Annual Report on Form 10-K to which this exhibit is attached, and the applicable provisions of the DGCL.

General

Our amended and restated certificate of incorporation authorizes us to issue up to 750,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividend Rights

Subject to preferences that may apply to any then-outstanding preferred stock, the holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We do not anticipate paying any cash dividends in the foreseeable future.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Preemptive or Similar Rights

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. Any issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deterring or preventing a change of

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control or other corporate action. No shares of preferred stock are outstanding. We have no present plans to issue any shares of preferred stock.

Warrants

At December 31, 2022, there were 13,241,617 warrants to purchase Common Stock outstanding, consisting of 12,190,548 public warrants (“Public Warrants”) and 1,051,069 private warrants (“Private Warrants” and together with Public Warrants, “Warrants”). The Private Warrants are held by the initial stockholders of Novus Capital Corporation, a Delaware corporation (“Novus”). Each warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share. Each Warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share at any time. The Warrants will expire on January 29, 2026, or earlier upon redemption or liquidation.

Holders of Public Warrants cannot pay cash to exercise of their Public Warrants unless we have an effective and current registration statement covering the issuance of the shares underlying such Public Warrants and a current prospectus relating thereto.

The Private Warrants are identical to the Public Warrants except that the Private Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by the Novus initial stockholders or their permitted transferees. Under the terms of the Warrant Agreement, described below, if a Private Warrant is transferred to a holder other than an affiliate or permitted transferee, such Private Warrant will be treated as a Public Warrant.

We may call the Public Warrants for redemption, in whole and not in part, at a price of $0.01 per Warrant,

•at any time after the Public Warrants become exercisable;

•upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder;

•if, and only if, the reported last sale price of the shares of common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30-trading day period commencing at any time after the Public Warrants become exercisable and ending on the third trading day prior to the notice of redemption to Public Warrant holders; and

•if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such Public Warrants.

The right to exercise will be forfeited unless the Public Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Public Warrant will have no further rights except to receive the redemption price for such holder’s Public Warrant upon surrender of such Public Warrant.

The redemption criteria for our Public Warrants was established at a price which is intended to provide Public Warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Public Warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the Public Warrants.

If we call the Public Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise Public Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Public Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the Public Warrants, multiplied by the difference between the exercise price of the Public Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average

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reported last sale price of the shares of common stock for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants.

The Warrants were issued in registered form under the Warrant Agreement between Continental Stock Transfer & Trust Company, as Warrant Agent, and us. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of at least a majority of the then-outstanding Public Warrants and Private Warrants, if such modification or amendment is being undertaken in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of common stock issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. The Warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.

The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the office of the Warrant Agent, with the subscription form, as set forth in the Warrant, duly executed, accompanied by full payment of the exercise price, by certified or official bank check payable to the order of the Warrant Agent, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of shares of common stock and any voting rights until they exercise their Warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrant holders may elect to be subject to a restriction on the exercise of their Warrants such that an electing Warrant holder would not be able to exercise their Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the shares of common stock outstanding.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 662∕3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•any merger or consolidation involving the corporation and the interested stockholder;

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•any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Certificate of Incorporation and Bylaws

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•provide that the authorized number of directors may be changed only by resolution of our board of directors;

•provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66 2/3% of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•provide that special meetings of our stockholders may be called only by the chairperson of our board of directors, our chief executive officer or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

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•not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions requires approval by the holders of at least 66 2/3% of the voting power of all of our then-outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and our policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock.

The amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising under the DGCL; (4) any action regarding the certificate of incorporation or our amended and restated bylaws; (5) any action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us that is governed by the internal affairs doctrine. The amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Section 27 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision of our amended and restated certificate of incorporation will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder and therefore bring a claim in another appropriate forum. Additionally, we cannot be certain that a court will decide that this provision is either applicable or enforceable, and if a court were to find the choice of forum provision contained in the amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Our Status as a Delaware Public Benefit Corporation

Our amended and restated certificate of incorporation reflects our designation as a public benefit corporation under Delaware law and identifies our public benefit as (i) empowering individuals in Appalachia, (ii) driving positive environmental change in the agriculture industry and (iii) improving the lives of the our employees and the community at large.

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Delaware public benefit corporations are governed by the DGCL, including subchapter XV of the DGCL. Section 361 of the DGCL states that if a corporation elects to become a public benefit corporation, it shall be subject in all respects to the provisions of the DGCL, except to the extent subchapter XV imposes additional or different requirements, in which case such requirements shall apply. Perhaps the most notable distinction of subchapter XV is its requirement that public benefit corporation directors balance the financial interests of stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefits identified in the public benefit corporation’s certificate of incorporation when making decisions. To date, there is limited case law involving public benefit corporations and the application of this and other distinct public benefit corporation requirements, which may create some uncertainty until additional case law develops.

Stockholders should note, however, that Sections 361 and 365 of the DGCL indicate that Delaware’s longstanding “business judgment rule” should apply to the balancing determinations required of public benefit corporation directors so long as directors remain informed and free of conflicts of interests. Similarly, a director’s ownership of or other interest in stock of the public benefit corporation will not, for purposes of Subsection XV, create a conflict of interest on the part of the director with respect to the director’s decision implicating the balancing requirement in the DGCL, except to the extent that such ownership or interest would create a conflict of interest if the corporation were not a public benefit corporation. We expect that, in large part, traditional Delaware corporation law principles and the application of those principles in case law — including those related to self-dealing, conflicts of interest, and the application of the business judgment rule — will continue to apply with respect to public benefit corporations.

The following is a summary of the material differences between traditional Delaware corporations not subject to subchapter XV of the DGCL and Delaware public benefit corporations to the extent subchapter XV of the DGCL imposes additional or different requirements than the DGCL generally. This summary is subject to the complete text of subchapter XV of the DGCL, which stockholders are encouraged to read carefully.

Provision	Traditional Delaware Corporation	Delaware Public Benefit Corporation	Additional Practical Differences
General	Subject in all respects to the provisions of the DGCL.	Same as a traditional Delaware corporation, except to the extent subchapter XV imposes additional or different requirements, in which case such requirements shall apply.	Not applicable.

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Provision	Traditional Delaware Corporation	Delaware Public Benefit Corporation	Additional Practical Differences
Purpose	Usually incorporated as a for-profit corporation that may engage in any lawful act or activity for which corporations may be organized and incorporated under the DGCL.
Same as a traditional Delaware corporation; in addition, a Delaware public benefit corporation is intended to produce a public benefit or public benefits and to operate in a responsible and sustainable manner. Accordingly, a Delaware public benefit corporation shall:

◦Identify within its statement of business or purpose one or more specific “public benefits,” i.e., a positive effect (or reduction of negative effects) on one or more categories of persons, entities, communities or interests (other than shareholders in their capacities as shareholders), to be promoted by the corporation; and

◦State within its heading that it is a public benefit corporation.
A public benefit corporation may be managed both to consider the financial interests of its shareholders as well as to promote its public benefits and operate in a responsible and sustainable manner.
Duties of Directors	Manage in the best interests of the corporation and its stockholders.	Manage in a manner that balances the pecuniary interests of the shareholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit or public benefits identified in its certificate of incorporation.	Directors of a traditional Delaware corporation may ordinarily take actions that they believe are not in the best interests of the stockholders in the short-term, at least if they believe that the action is in the long-term best interests of the corporation. The balancing requirement for directors of a public benefit corporation might more readily permit them, but does not require them, to take actions that stockholders consider not to be in their financial best interest.

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Provision	Traditional Delaware Corporation	Delaware Public Benefit Corporation	Additional Practical Differences
Director Liability for Public Benefit Purpose	Not applicable.	A director of a public benefit corporation shall not, by virtue of the public benefit provisions of the DGCL, have any duty to any person on account of any interest of such person in the public benefit or public benefits identified in the certificate of incorporation or on account of any interest materially affected by the corporation’s conduct and, with respect to a decision implicating the balance requirement described in “Duties of Directors” above, will be deemed to satisfy such director’s fiduciary duties to stockholders and the corporation if such director’s decision is both informed and disinterested and not such that no person of ordinary, sound judgment would approve.	No practical difference; directors of traditional Delaware corporations and public benefit corporations must both act with a duty of care and duty of loyalty.
Conflicts of Interest for Public Benefit Duties of Directors	Not applicable.	A director’s ownership of or other interest in the stock of the public benefit corporation shall not alone create a conflict of interest on the part of the director with respect to the director’s decision implicating the balancing requirement described in “Duties of Directors” above, except to the extent that such ownership or interest would create a conflict of interest if the corporation were not a public benefit corporation. In the absence of a conflict of interest, no failure to satisfy that balancing requirement shall, for the purposes of §102(b)(7) or §145 of the DGCL, constitute an act or omission not in good faith, or a breach of the duty of loyalty, unless the certificate of incorporation so provides.	No practical difference; the same DGCL requirements regarding officer and director conflicts of interest of a traditional Delaware corporation are applicable to a public benefit corporation.
Suits to Enforce Public Benefit Duties of Directors	Not applicable.	Any action to enforce the balancing requirement described in “Duties of Directors” above, including any individual, derivative or any other type of action, may not be brought unless the plaintiffs in such action own individually or collectively, as of the date of instituting such action, at least 2% of the corporation’s outstanding shares or, in the case of a corporation with shares listed on a national securities exchange, the lesser of such percentage or shares of the corporation with a market value of at least $2,000,000 as of the date the action is instituted. The provisions of subchapter XV do not relieve the plaintiffs from complying with any other conditions applicable to filing a derivative action including §327 of the DGCL and any rules of the court in which the action is filed.	The enforcement suit structure available to shareholders of a Delaware public benefit corporation that have met the threshold requirements may provide for additional circumstances in which a Delaware public benefit corporation is the subject of litigation related to a particular balancing decision made by the Board.

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Provision	Traditional Delaware Corporation	Delaware Public Benefit Corporation	Additional Practical Differences
Public Benefit Notices	Not applicable.	A public benefit corporation shall include in every notice of a meeting of stockholders a statement to the effect that it is a public benefit corporation formed pursuant to subchapter XV.	A public benefit corporation’s notice of meeting of stockholders must include a statement that it is a public benefit corporation.
Biennial Public Benefit Corporation Reporting	Not applicable.	A public benefit corporation shall no less than biennially provide its stockholders with a statement as to the corporation’s promotion of the public benefit or public benefits identified in the certificate of incorporation and of the best interests of those materially affected by the corporation’s conduct.
		The statement shall include items specified in subchapter XV.	The stockholders of a public benefit corporation will have access to regular reports highlighting certain aspects of the public benefit corporation’s conduct that might not be provided to stockholders of a traditional Delaware corporation.
Common Law Fiduciary Duties in Transactions for Corporate Control	In the context of certain transactions implicating a sale of control of a company, Delaware common law may impose on directors of a traditional corporation a duty to maximize short-term stockholder value.	In response to all sale transactions, the directors of a public benefit corporation are required to adhere to the balancing requirement described in “Duties of Directors” above.	In a potential sale of control transaction of a public benefit corporation, the board of directors would consider and balance factors in addition to maximizing short-term stockholder value. In the context of a hostile bid for a public benefit corporation, the board of directors could choose to reject such a bid in circumstances where the directors of a traditional corporation might be compelled by their fiduciary duties to accept such an offer.
Consequently, the stockholders of a public benefit corporation may not as easily realize their investment through a sale of control transaction.

Transfer Agent

The transfer agent for our securities is Continental Stock Transfer & Trust Company. The transfer agent’s address is One State Street Plaza, 30th Floor New York, New York 10004.

Listing

Our common stock and Public Warrants are traded on The Nasdaq Stock Market LLC under the symbols “APPH” and “APPHW”, respectively.